9 Raffles Place
#42-02 Republic Plaza
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Tel: +65.6536.1161 Fax: +65.6536.1171
www.lw.com
UEN No. T09LL1649F

March 4, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Justin Dobbie, Legal Branch Chief

Julie Griffith

Re:  MakeMyTrip Limited

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
	Brussels	New York
	Chicago	Orange County
	Doha	Paris
	Dubai	Riyadh
	Düsseldorf	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
File No. 047840-0004
Registration Statement on Form F-3 Filed February 14, 2014 File No. 333-193943

Ladies and Gentlemen:

On behalf of our client, MakeMyTrip Limited, a company organized under the laws of Mauritius (“MakeMyTrip”), we are filing MakeMyTrip’s Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form F-3 (File No. 333-193943) filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2014 (the “Registration Statement”).

Set forth below is MakeMyTrip’s response to the comment from the staff of the Division of Corporation Finance (the “Staff”) of the Commission contained in the letter dated February 28, 2014 from the Staff. For your convenience, the Staff’s comment is reproduced in italics before the response.

Exhibit 5.1

1.	Revise the statement in opinion five on the second page of the opinion letter to clearly state that the disclosure under the heading “Mauritius Tax Consequences” on page 27 of the prospectus is the opinion of tax counsel.

Response: In response to the Staff’s comment, MakeMyTrip’s Mauritius counsel has revised its opinion to state that the disclosure in the “Taxation — Mauritius Tax Consequences” section constitutes its opinion with respect to the tax consequences under Mauritius law of the acquisition, ownership and disposition of MakeMyTrip’s ordinary shares.

March 4, 2014

Please contact Alexander F. Cohen at (202)-637-2284 or the undersigned at (011) 65-6437-5467 if you have any questions or require additional information concerning the foregoing.

Very truly yours,

/s/ Rajiv Gupta

Rajiv Gupta of LATHAM & WATKINS LLP

Enclosure

cc:	Deep Kalra
Group Chief Executive Officer
MakeMyTrip Limited

Mohit Kabra
Group Chief Financial Officer
MakeMyTrip Limited

Alexander Cohen
Latham & Watkins LLP